[FIDELITY SOUTHERN LETTERHEAD]

October 21, 2010

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Todd K. Schiffman, Assistant Director, Division of Corporation Finance

Re:	Fidelity Southern Corporation Rule 477 Application for Withdrawal Registration Statement on Form S-1 filed on May 25, 2010 SEC File No. 333-167056

Dear Mr. Schiffman:

Pursuant to Rule 477 of Regulation C promulgated by the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), Fidelity Southern Corporation (the “Company”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form S-1 (File No. 333-167056), filed with the Commission on May 25, 2010, together with all exhibits thereto (the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time and believes the withdrawal to be consistent with the public interest and the protection of investors. The Registration Statement has not been declared effective and the Company confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Your assistance in this matter is greatly appreciated. If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact the undersigned at (404) 240-1501 or Jackie Prester, Esq. of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, counsel to the Registrant, at (901) 577-8114.

Respectfully Submitted,

FIDELITY SOUTHERN CORPORATION

By: /s/ James B. Miller, Jr.
James B. Miller, Jr.
Chairman and Chief Executive Officer